
03025262


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C.
184
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

Commission File Number 0-1370

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan
c/o Longview Fibre Company
P. O. Box 639
Longview, Washington 98632

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Longview Fibre Company
P. O. Box 639
Longview, Washington 98632

Longview Fibre Company

Branch Plant Hourly Employees' 401(k) Plan
Report and Financial Statements
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Accountants

To the Participants and Administrator of
Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 27, 2003

Longview Fibre Company
Branch Plant Hourly Employees' 401(k) Plan
Statement of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value (Note 3):		
Mutual Funds	$ 6,884,854	$ 7,408,605
Longview Fibre Company Stock Fund	354,104	486,210
Participant Loans	411,239	366,815
	7,650,197	8,261,630
Receivables:		
Participants' contributions	6,369	7,672
Employer contributions	1,110	1,314
	7,479	8,986
Total assets	7,657,676	8,270,616
Liabilities:		
Accrued expenses	34	48
Net assets available for benefits	$ 7,657,642	$ 8,270,568

The accompanying notes are an integral part of this statement.

Longview Fibre Company
Branch Plant Hourly Employees' 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions:	
Additions to net assets attributed to:	
Investment income (loss):	
Net depreciation in fair value of investments (Note 3)	$ (1,329,467)
Other investment income:	
Participant loan interest	24,946
Dividends and interest	158,852
Contributions:	
Participant	926,086
Employer	169,475
Transfers from other Company sponsored plans	223
Total additions	(49,885)
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	463,747
Transfers to other Company sponsored plans	97,955
Administrative expenses (less prior year accrual)	1,339
Total deductions	563,041
Net decrease in net assets	(612,926)
Net assets available for plan benefits:	
Beginning of year	8,270,568
End of year	$ 7,657,642

1. Plan Description

The following description of the Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible branch plant employees of Longview Fibre Company (the "Company") who have completed one year of service. For purposes of eligibility, one year of service is each consecutive twelve-month period ending on the day preceding the anniversary of an employee's date of hire during which the employee has rendered at least 870 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment of Plan Assets

Upon enrollment in the Plan, a participant may direct contributions in whole percentage increments into the following funds:

- American Century Value Fund seeks long-term capital growth by investing primarily in common stocks that are considered to be undervalued and have better than average prospects for appreciation. Income is a secondary objective.
- American Century Income and Growth Fund seeks long-term growth of capital by investing in larger-sized companies with stocks that have a higher expected dividend yield and higher overall return potential than the Standard & Poor's Stock Index.
- Berger Small Cap Value Fund seeks long-term growth of capital by investing in the stocks of small companies whose stock is considered undervalued in the marketplace relative to their assets, earnings, cash flow, or business franchise.
- Columbia Real Estate Equity Fund seeks a high level of dividend income and long-term growth of capital by investing in equity securities of companies in the real estate industry.
- Franklin Small-Mid Cap Growth Fund seeks long-term capital growth by investing primarily in stocks of U.S. small cap companies with a market capitalization of less than $1 billion.
- Harbor Capital Appreciation Fund seeks long-term growth of capital by investing in common stocks, convertible securities, and other equity securities of companies that typically have market capitalizations of at least $1 billion.
- Janus Fund seeks capital appreciation with income as a secondary investment objective by investing in common stocks of small, rapidly growing companies.
- Janus Worldwide Fund seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers.

- MSIFT Fixed Income Portfolio Fund seeks to achieve above-average total return, consistent with reasonable risk, by investing in a diversified portfolio of U.S. Government securities, corporate bonds, foreign fixed-income securities, and mortgage-backed securities.

- MSIFT Mid Cap Growth Fund seeks above-average long-term return (primarily through capital appreciation) through investments in the common stock of small and mid-size companies that have the potential for superior long-term earnings growth.

- MSIFT Small Cap Value Advisor Fund seeks above-average, long-term growth by investing in small and medium sized companies as represented in the Russell 2000 Index.

- Putnam International Growth Fund seeks long-term growth of capital by investing in both large and small company international stocks with a relatively strong growth trend or stocks that are undervalued.

- T. Rowe Price Science & Technology Fund seeks to invest a least 65% of its total assets in the common stocks of companies that seek to develop or utilize scientific and technological advances.

- Templeton Developing Markets Trust Fund seeks long-term capital appreciation by investing primarily in equity securities of companies in countries with emerging markets.

- Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.

- Vanguard Balanced Index Fund seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

- Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

- Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

- Vanguard LifeStrategy Funds (Vanguard Life Strategy Income Fund, Vanguard Life Strategy Conservative Growth Fund, Vanguard Life Strategy Moderate Growth Fund, Vanguard Life Strategy Growth Fund) consists of four separate funds that include a portfolio of stocks, bonds and cash investments based on different asset ranges for each asset class.

- Vanguard Mid-Cap Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's Mid-Cap 400 Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Small-Cap Growth Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's Small Cap 600/BARRA Growth Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Small-Cap Index Fund seeks to provide long-term growth of capital by investing in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

- Vanguard Small-Cap Value Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's Small Cap 600/BARRA Value Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

- Vanguard Total International Stock Index Fund seeks to provide long-term growth of capital by investing in three other Vanguard mutual funds: the European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund. This gives the total International Stock Index Fund exposure to stocks from more than 30 countries.

- Vanguard Total Stock Market Index Fund seeks to provide long-term growth of capital and income by attempting to match the investment results of the Wilshire 5000 Equity Index, an unmanaged index that covers all regularly traded U.S. stocks.

- Vanguard Treasury Money Market Fund seeks to provide a high level of income and stable share price by investing in U.S. Treasury securities and securities issued by U.S. government agencies and instruments.

- Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

- Vanguard Windsor II Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

- Longview Fibre Company Stock Fund consists of Longview Fibre Company common stock and seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Contributions

Each year, participants may contribute up to 19 percent of their annual compensation as a pre-tax contribution, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The plan currently offers 32 mutual funds and 1 Company stock fund as investment options for participants. Out of nine branch locations which have Company matching contributions, eight have bargained with the Company for the match. For five locations, the matching amount is equal to 50 percent of the participants' pre-tax contributions up to two percent of compensation, not to exceed either two hundred, four hundred or six hundred dollars. For three locations, the matching amount is equal to 50 percent of participants' pre-tax contributions with match not to exceed eight hundred dollars. For one location, the matching amount is equal to 10 percent of the participants' pre-tax contributions up to two percent of compensation. The matching Company contribution is invested in various investment options, as directed by the participants. Contributions are subject to limitations established in the Internal Revenue Code (IRC) Section 415 (c). Additionally, the Tax Reform Act of 1986 limits annual amounts deferred by participants under all deferral arrangements to $11,000 for taxable year 2002.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions and (b) any applicable fund earnings or losses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately and fully vested in their pre-tax and after-tax contributions, including earnings thereon.

The Company's matching contributions become vested as follows:

Years of Service	
Fewer than 5	0%
5 or more	100%

Effective January 1, 2002, the Company's matching contributions became vested as follows:

Years of Service	
Fewer than 3	0%
3 or more	100%

In addition, the Plan provides for full vesting of the Company's contributions, including earnings thereon, upon retirement, death or permanent and total disability. Normal retirement age is 65.

If a participant who is not fully vested terminates employment and returns to service after a break of five years or more, the value of the Company's contributions credited to the participant's account prior to termination of employment is permanently forfeited. If a participant terminates employment but returns to service after a break in service of less than five years, the current value of the Company's contributions credited to the participant's account prior to termination of service is credited to the participant's account upon the participant's return to service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75 percent to 9.5 percent, which are commensurate with the prime rate as announced the last business day of each calendar quarter. Principal and interest are paid ratably through at least monthly payroll deductions.

Payment of Benefits
If a participant's account balance exceeds $5,000 upon termination due to retirement, death or disability, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, a partial payment (up to four per year), or quarterly installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. If upon termination, a participant's account balance does not exceed $5,000, it will be distributed in the form of a single lump sum distribution. A lump-sum withdrawal may also be made upon attainment of age 59-1/2 or in the event of hardship. Withdrawal requests for financial hardship must be approved by the administrative committee and are limited to the amount of a participant's fully vested account balance.

Forfeited Accounts
As of December 31, 2002 and 2001, the Plan had amounts totaling $24,950 and $22,248, respectively, representing forfeited, nonvested amounts resulting from employee terminations. These amounts were allocated back into the Plan subsequent to employee termination, and will be used to restore accounts of rehired former participants, pay Plan fees and expenses, and to reduce future matching contributions.

Fees and Expenses
The Plan provides that the Company will pay administrative costs and expenses of the Plan, including trustee and management fees. Such costs not paid by the Company are paid from the Plan's assets. Fees for participant loans are paid by the respective participants.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2002	December 31, 2001
Vanguard 500 Index Fund	$ 2,040,693	$ 2,538,618
Vanguard Balanced Index Fund	2,512,429	2,712,567
Longview Fibre Company Stock Fund	354,104	486,210
Vanguard Treasury Money Market Fund	1,379,768	1,290,007

During the fiscal year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002
Mutual Funds	$ (1,131,100)
Longview Fibre Company Stock Fund	(198,367)
	$ (1,329,467)

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (the "Trustee"). Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Vanguard amounted to $1,339 for the year ended December 31, 2002.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 14, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

7. Plan Amendments

Effective November 1, 2000, the Company amended and restated the Plan to comply with changes in the laws contained in the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998, collectively referred to as "GUST".

Effective November 1, 2000, Amendment No. 1 revises the eligibility date from the month following an initial 12-month eligibility period to the first day of the payroll period following the initial 12-month eligibility period.

Effective for years beginning after December 31, 2001, Amendment No. 2 complies with Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Longview Fibre Company
Branch Plant Hourly Employees' 401(k) Plan
Form 5500 Schedule H, Line 4i
Schedule of Assets Held at End of Year
As of December 31, 2002

Identity of Issue	Investment Type	Cost**	Current Value
American Century Value Fund	Mutual Fund		$ 57,656
American Century Income & Growth Fund	Mutual Fund		6,313
Berger Small Cap Value Fund	Mutual Fund		8,564
Columbia Real Estate Equity Fund	Mutual Fund		9,854
Franklin Small-Mid Cap Growth Fund	Mutual Fund		2,045
Harbor Capital Appreciation Fund	Mutual Fund		54,546
Janus Fund	Mutual Fund		6,966
Janus Worldwide Fund	Mutual Fund		8,368
MSIFT Fixed Income Portfolio Fund	Mutual Fund		1,886
MSIFT Mid Cap Growth Fund	Mutual Fund		1,448
MSIFT Small Cap Value Advisor Fund	Mutual Fund		10,722
Putnam International Growth Fund	Mutual Fund		46,176
T. Rowe Price Science & Technology Fund	Mutual Fund		7,689
*Vanguard 500 Index Fund	Mutual Fund		2,040,693
*Vanguard Balanced Index Fund	Mutual Fund		2,512,429
*Vanguard Extended Market Index Fund	Mutual Fund		11,337
*Vanguard International Growth Fund	Mutual Fund		214
*Vanguard LifeSt Conserv Growth Fund	Mutual Fund		80,052
*Vanguard LifeSt Growth Fund	Mutual Fund		289,886
*Vanguard LifeSt Income Fund	Mutual Fund		46,040
*Vanguard LifeSt Moderate Growth Fund	Mutual Fund		155,860
*Vanguard Mid-Cap Index Fund	Mutual Fund		15,787
*Vanguard Small-Cap Growth Index Fund	Mutual Fund		2,211
*Vanguard Small-Cap Index Fund	Mutual Fund		4,940
*Vanguard Small-Cap Value Index Fund	Mutual Fund		6,321
*Vanguard Total Bond Market Index Fund	Mutual Fund		107,329
*Vanguard Total International Stock Index Fund	Mutual Fund		1,818
*Vanguard Total Stock Market Index Fund	Mutual Fund		1,382
*Vanguard Treasury Money Market Fund	Mutual Fund		1,379,768
*Vanguard U.S. Growth Fund	Mutual Fund		6,554
*Longview Fibre Company Stock Fund	Company Stock Fund		354,104
*Loan Fund	4.75% - 9.5%		411,239
Total assets held for investment purposes			$ 7,650,197

* Party-in-Interest

** Cost information has been omitted under ERISA regulations as these investments are participant directed

EXHIBITS

The Exhibits to this report on Form 11-K are listed on the accompanying Exhibit Index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LONGVIEW FIBRE COMPANY, AS PLAN ADMINISTRATOR OF THE BRANCH PLANT HOURLY EMPLOYEES' 401(k) PLAN COMMITTEE

Date: 6/26-03

By: L. J. McLaughlin

L. J. McLaughlin
Senior Vice President-Finance

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Accountants
99.1	Certification Pursuant to 18 U.S.C. Section 1350 dated June 26, 2003 signed by R. H. Wollenberg, President and Chief Executive Officer.
99.2	Certification Pursuant to 18 U.S.C. Section 1350 dated June 26, 2003 signed by L. J. McLaughlin, Sr. Vice President-Finance, Secretary and Treasurer.

EXHIBIT 23.1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.33-14358) of Longview Fibre Company of our report dated May 27, 2003 relating to the financial statements of the Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 23, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Longview Fibre Company Branch Plant Hourly Employees 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I R. H. Wollenberg, in my capacity as President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a)or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits for the Plan.

Dated: June 26, 2003

LONGVIEW FIBRE COMPANY

R. H. Wollenberg
President and Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Longview Fibre Company Branch Plant Hourly Employees 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I L. J. McLaughlin, in my capacity as Sr. Vice President-Finance, Secretary and Treasurer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a)or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits for the Plan.

Dated: June 26, 2003

LONGVIEW FIBRE COMPANY

L. J. McLaughlin
Sr. Vice President-Finance,
Secretary and Treasurer